UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2022

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-221462, 333-233069, 333-260974 and 333-262820) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457 and 333-263234) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On May 27, 2022, ObsEva SA (the “Company”) entered into a waiver and amendment agreement (the “Amendment Agreement”) with certain funds and accounts managed by JGB Management, Inc. (“JGB”), in relation to the Company’s amended and restated securities purchase agreement (the “Securities Purchase Agreement”), deemed dated as of October 12, 2021, with JGB, which is structured to provide up to $135 million in borrowing capacity, available in nine tranches. The third tranche under the Securities Purchase Agreement was due to be funded on May 25, 2022. However, the tranche has not been funded as a result of the Company not meeting the funding condition that its volume-weighted average share price would not trade below $3.00 per share for five or more trading days during the 30 days prior to the funding date for the third tranche. Pursuant to the Amendment Agreement, JGB has agreed to waive its right to terminate its obligation to fund future tranches under the Securities Purchase Agreement, which JGB would be entitled to as a result of the Company’s failure to meet the share price funding condition for the third tranche. In exchange, the Company has agreed to further restrictions on the existing account control agreement in favor of JGB, which secures the Securities Purchase Agreement, to establish a “blocked” account control agreement with respect to the applicable bank account. The further restrictions will be implemented by amending the account assignment agreement and control agreement entered into in connection with the Securities Purchase Agreement, with such amendments to be executed within 20 days from the date hereof. The Company and JGB have also agreed to certain amendments regarding minimum cash reporting obligations with respect to the applicable bank account. JGB also retains the right, at its sole option, to fund the third tranche at any time prior to the fourth tranche funding date, which is August 23, 2022. Except as provided herein and in the Amendment Agreement, the terms of the Securities Purchase Agreement, including with respect to future tranches and the ancillary agreements entered into in connection therewith, remained unchanged.

A copy of the Amendment Agreement is attached as Exhibit 99.2 hereto, and is incorporated herein by reference. The foregoing description of the Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

On May 27, 2022, the Company issued a press release announcing that it had entered into the Amendment Agreement. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

Statements in this Form 6-K that are not strictly historical in nature, including but not limited to, statements regarding the Company’s expectations with respect to the timing and availability of borrowing under the Securities Purchase Agreement. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of funding conditions for each tranche, and other risks and uncertainties that are described in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with SEC on March 10, 2022 and in the Report on Form 6-K filed with the SEC on May 17, 2022 and other filings the Company makes with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated May 27, 2022.

99.2	Amendment Agreement, dated as of May 27, 2022, by and among the Company, the Subsidiary Guarantors and the Holder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: May 27, 2022	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer